Consolidated Financial Statements

Prepared by Management

Years Ended December 31, 2015 and 2014

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Endeavour Silver Corp. (“the Company”) have been prepared by management in accordance with International Financial Reporting Standards (IFRS), and within the framework of the significant accounting policies disclosed in the notes to these consolidated financial statements.

Management, under the supervision and participation of the Chief Executive Officer and the Chief Financial Officer, have a process in place to evaluate disclosure controls and procedures and internal control over financial reporting as required by Canadian and United States securities regulations. We, as CEO and CFO, will certify our annual filings with Canadian Securities Administrators and the U.S. Securities and Exchange Commission, as required in Canada by Multilateral Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934, respectively.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The Board carries out its responsibility principally through its Audit Committee, which is independent from management.

The Audit Committee of the Board of Directors meets with management to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval. The Audit Committee reviews the consolidated financial statements and management discussion and analysis; considers the report of the external auditor; assesses the adequacy of internal controls, including management’s assessment; examines the fees and expenses for audit services; and recommends to the Board the independent auditors for appointment by the shareholders. The independent auditors have full and free access to the Audit Committee and meet with it to discuss the audit work, financial reporting matters and our internal control over financial reporting. The Audit Committee is appointed by the Board of Directors and all of its members are independent directors.

March 2, 2016

/s/ Bradford Cooke	/s/ Dan Dickson
Chief Executive Officer	Chief Financial Officer

Endeavour Silver Corp.	Page - 2 -

KPMG LLP	Telephone	(604) 691-3000
Chartered Accountants	Fax	(604) 691-3031
PO Box 10426 777 Dunsmuir Street	Internet	www.kpmg.ca
Vancouver BC V7Y 1K3
Canada

INDEPENDENT AUDITORS’ REPORT OF REGISTERED
PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Endeavour Silver Corp.

We have audited the accompanying consolidated financial statements of Endeavour Silver Corp., which comprise the consolidated statements of financial position as at December 31, 2015 and December 31, 2014, the consolidated statements of comprehensive income (loss), changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

KPMG LLP is a Canadian limited liability partnership and a member firm of the KPMG network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

Endeavour Silver Corp.	Page - 3 -

Endeavour Silver Corp.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Endeavour Silver Corp. as at December 31, 2015 and December 31, 2014, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

KPMG LLP (Signed)

Chartered Professional Accountants

March 2, 2016
Vancouver, Canada

Endeavour Silver Corp.	Page - 4 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(expressed in thousands of US dollars)

		December 31,	December 31,
	Notes	2015	2014
ASSETS

Current assets
Cash and cash equivalents	4	$20,413	$31,045
Investments	5	614	786
Accounts receivable	6	24,343	19,715
Inventories	7	17,350	21,604
Prepaid expenses		2,510	2,656
Total current assets		65,230	75,806

Non-current deposits		855	1,048
Deferred income tax asset	21	223	6,253
Mineral properties, plant and equipment	9,10	47,925	182,730
Total assets		$114,233	$265,837

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities		$18,949	$17,408
Finance lease obligation	12	1,180	-
Income taxes payable		5,844	8,181
Revolving credit facility	11	22,000	29,000
Total current liabilities		47,973	54,589

Provision for reclamation and rehabilitation	13	7,762	6,496
Deferred income tax liability	21	7,623	12,479
Total liabilities		63,358	73,564

Shareholders' equity
Common shares, unlimited shares authorized, no par value, issued and outstanding 102,776,470 shares (Dec 31, 2014 - 101,976,901 shares)	Page 7	368,898	367,853
Contributed surplus	Page 7	9,465	8,430
Accumulated comprehensive income (loss)	5, Page 7	(145)	(4,758)
Retained earnings (deficit)		(327,343)	(179,252)
Total shareholders' equity		50,875	192,273
Total liabilities and shareholders' equity		$114,233	$265,837

Commitments and contingencies (Notes 9 and 12)

Subsequent events (Notes 11 and 14(b)

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 5 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(expressed in thousands of US dollars, except for shares and per share amounts)

		Years Ended
		December 31,	December 31,
	Notes	2015	2014

Revenue		$183,556	$196,928

Cost of sales:
Direct production costs		124,840	125,309
Royalties		1,032	1,146
Share-based compensation	14 (c)	432	537
Depreciation and depletion		40,278	54,312
Write down of inventory to net realizable value	7	234	1,255
		166,816	182,559
Mine operating earnings		16,740	14,369

Expenses:
Exploration	16	6,327	12,548
General and administrative	17	7,721	9,692
Impairment of non-current assets	10	134,000	83,000
Write off of exploration properties	9 (f)(g)	-	631
		148,048	105,871
Operating earnings (loss)		(131,308)	(91,502)

Mark-to-market loss/(gain) on derivative liabilities	15	-	1,434
Mark-to-market loss/(gain) on contingent liability		-	(99)
Finance costs	18	1,368	1,382

Other income (expense):
Write down of available-for-sale financial assets	5	(4,785)	-
Foreign exchange		(5,006)	(1,709)
Investment and other		553	(546)
		(9,238)	(2,255)

Earnings (loss) before income taxes		(141,914)	(96,474)

Income tax expense (recovery):
Current income tax expense	21	6,853	20,886
Deferred income tax expense (recovery)	21	1,174	(42,827)
		8,027	(21,941)
Net earnings (loss) for the year		(149,941)	(74,533)

Other comprehensive income (loss), net of tax:
Unrealized gain (loss) on available-for-sale financial assets	5	(145)	(677)
Available-for-sale financial assets reclassified to net loss	5	4,785	-
Total other comprehensive income (loss) for the year		4,640	(677)

Comprehensive income (loss) for the year		$(145,301)	$(75,210)

Basic and diluted earnings (loss) per share based on net earnings		$(1.47)	$(0.74)

Basic and diluted weighted average number of shares outstanding		101,996,503	101,314,393

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 6 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY
(expressed in thousands of U.S. dollars, except share amounts)

					Accumulated	Retained	Total
		Number of	Share	Contributed	Comprehensive	Earnings	Shareholders'
	Note	shares	Capital	Surplus	Income (Loss)	(Deficit)	Equity
Balance at December 31, 2013		99,784,409	358,408$	$14,836	$(4,081)	$(113,015)	$256,148

Exercise of options	14 (c)	951,000	3,954	(1,462)			2,492
Exercise of warrants	14 (f)	1,155,905	5,126	(248)			4,878
Issued on acquisition of mineral properties, net	9 (d)	85,587	365				365
Share based compensation	14 (c)			3,600			3,600
Unrealized gain (loss) on available for sale assets	5				(677)		(677)
Expiry and forfeiture of options				(8,296)		8,296	-
Earnings (loss) for the year						(74,533)	(74,533)
Balance at December 31, 2014		101,976,901	367,853	8,430	(4,758)	(179,252)	192,273

Public equity offerings	14 (b)	799,569	1,045				1,045
Exercise of options	14 (c)						-
Exercise of warrants							-
Share based compensation	14 (c)			2,885			2,885
Unrealized gain (loss) on available for sale assets	5				(172)		(172)
Available-for-sale financial asset reclassified to net loss	5				4,785		4,785
Expiry and forfeiture of options				(1,850)		1,850	-
Earnings (loss) for the year						(149,941)	(149,941)
Balance at December 31, 2015		102,776,470	$368,898	$9,465	$(145)	$(327,343)	$50,875

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 7 -

ENDEAVOUR SILVER CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(expressed in thousands of U.S. dollars)

		Years Ended
		December 31,	December 31,
	Notes	2015	2014

Operating activities
Net earnings (loss) for the year		$(149,941)	$(74,533)
Items not affecting cash:
Share-based compensation	14 (c)	2,885	3,600
Impairment of non-current assets	10	134,000	83,000
Depreciation and depletion	9	40,599	54,659
Deferred income tax expense (recovery)	21	1,174	(42,827)
Unrealized foreign exchange loss (gain)		309	(72)
Mark-to-market loss (gain) on derivative liability	15	-	1,434
Mark-to-market loss (gain) on contingent liability		-	(99)
Finance costs	18	1,193	1,240
Allowance for IVA receivable	6	-	1,002
Write down of available-for-sale financial assets	5	4,785	-
Write down of inventory to net realizable value	7	234	1,255
Write off of exploration property	9 (f)(g)	-	631
Net changes in non-cash working capital	19	(2,591)	9,473
Cash from operating activities		32,647	38,763

Investing activites
Property, plant and equipment expenditures	9	(35,662)	(41,748)
Investment in long term deposits		-	(82)
Cash used in investing activities		(35,662)	(41,830)

Financing activities
Proceeds from revolving credit facility	11	-	2,000
Repayment of revolving credit facility	11	(7,000)	(6,000)
Repayment of obligation under finance lease	12	(425)	-
Interest paid	11, 12	(928)	(981)
Public equity offerings	14 (b)	1,146	-
Exercise of options and warrants	14 (c)(f)	-	4,447
Share issuance costs		(101)	(10)
Cash used in financing activites		(7,308)	(544)

Effect of exchange rate change on cash and cash equivalents		(309)	(348)

Increase (decrease) in cash and cash equivalents		(10,323)	(3,611)
Cash and cash equivalents, beginning of year		31,045	35,004
Cash and cash equivalents, end of year		$20,413	$31,045

The accompanying notes are an integral part of these consolidated financial statements.

Endeavour Silver Corp.	Page - 8 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

1.	CORPORATE INFORMATION

Endeavour Silver Corp. (the “Company” or “Endeavour Silver”) is a corporation governed by the Business Corporation Act (British Columbia). The Company is engaged in silver mining in Mexico and related activities including acquisition, exploration, development, extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile. The address of the registered office is #301 – 700 West Pender Street, Vancouver, B.C., V6C 1G8.

2.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with and using accounting policies in full compliance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and Interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”), effective for the Company’s reporting period for the year ended December 31, 2015.

The Board of Directors approved the condensed consolidated interim financial statements for issue on March 2, 2016.

The preparation of consolidated financial statements requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates.

These consolidated financial statements are presented in the Company’s functional currency of US dollars and include the accounts of the Company and its wholly owned subsidiaries: Endeavour Management Corp., Endeavour Zilver SARL, Endeavour Gold Corporation S.A. de C.V., Mineros Paola, S.A. de C.V. SOFOM ENR (formerly Endeavour Capital S.A. de C. V. SOFOM ENR), Minera Santa Cruz Y Garibaldi S.A de C.V., Metalurgica Guanacevi S.A. de C.V., Minera Plata Adelante S.A. de C.V., Refinadora Plata Guanacevi S.A. de C. V., Minas Bolañitos S. A. de C.V., Guanacevi Mining Services S.A. de C.V., Recursos Humanos Guanacevi S.A. de C.V., Recursos Villalpando S.A. de C.V., Servicios Administrativos Varal S.A. de C.V., Minera Plata Carina SPA, MXRT Holding Ltd., Compania Minera del Cubo S.A. de C. V., Minas Lupycal S.A. de C.V. and Metales Interamericanos S.A. de C.V.. All intercompany transactions and balances have been eliminated upon consolidation of these subsidiaries.

3.	SIGNIFICANT ACCOUNTING POLICIES

The accounting policies below have been applied consistently to all years presented and by all subsidiaries in the group.

(a)	Currency Translation

The functional and reporting currency of the Company and its subsidiaries is the US dollar. Transactions in currencies other than an entity’s functional currency are recorded at the rates of exchange prevailing on the transaction dates. Monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at each reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date the fair value was determined. Non-monetary items that are measured in terms of historical costs in a foreign currency are not retranslated. Foreign currency translation differences are recognized in profit or loss, except for differences on the retranslation of non-monetary available-for-sale financial instruments which are recognized in other comprehensive income (loss).

(b)	Use of estimates and judgements

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies, the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Significant areas requiring the use of management judgment relate to the determination of mineralized reserves, plant and equipment useful lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of non-cash share-based compensation.

Endeavour Silver Corp.	Page - 9 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

Information about the use of management estimates that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

Note 10	Impairment of Non-Current Assets
Note 13	Provision for Reclamation and Rehabilitation
Note 14	Share Capital
Note 15	Derivative Liabilities
Note 21	Income Taxes

(c)	Financial instruments

Financial assets and financial liabilities, including derivatives and contingent liabilities, are measured at fair value on initial recognition and recorded on the statement of financial position. Measurement in subsequent periods depends on whether the financial instrument has been classified as a financial asset at fair value through profit or loss, held for trading, available-for-sale, held-to-maturity or loans and receivables or as a financial liability at fair value through profit or loss or at amortized cost.

Financial assets and liabilities at fair value through profit or loss are measured at fair value with changes in fair value recognized in net earnings. Financial assets and financial liabilities classified as held-to-maturity, loans and receivables, or other financial liabilities are measured at amortized cost using the effective interest method. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Derivative instruments, including embedded derivatives, are recorded on the statement of financial position at fair value. Changes in the fair value of derivative instruments are recognized in net earnings.

Realized gains and losses on short term metal derivative transactions are presented as investment and other income.

(d)	Fair value of financial instruments

The carrying values of the Company’s cash and cash equivalents, receivables, accounts payable, accrued liabilities, finance leases and income taxes payable approximate their fair values due to their short terms to maturity. The carrying value of the revolving credit facility approximates its fair value due to the existence of floating market-based interest rates. Investments, consisting of money market investments, marketable securities and notes are recorded at fair value with unrealized gains and losses at the reporting date recognized in comprehensive income unless unrealized losses are indicative of impairments in value, in which case they are recognized in net earnings.

(e)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity at the date of the purchase of no more than ninety days, or that are readily convertible into cash. Cash and cash equivalents are classified as loans and receivables.

(f)	Marketable securities

Marketable securities include investments in shares of companies and other investments capable of reasonably prompt liquidation. Share investments are classified as available-for-sale and carried at fair value. Unrealized gains and losses are recognized in other comprehensive income until the securities are disposed of or when there is evidence of impairment in value. Impairment is evident when there has been a significant or sustained decline in the fair value of the marketable securities. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to the income statement as a reclassification adjustment.

(g)	Inventories

Production inventories are valued at the lower of production cost and net realizable value. Work-in-process inventories, including ore stockpiles, are valued at the lower of production cost and net realizable value, after an allowance for further processing costs. Finished goods inventory, characterized as dore bars or concentrate, is valued at the lower of production cost and net realizable value. Materials and supplies are valued at the lower of cost and replacement cost. Similar inventories within the consolidated group are measured using the same method, and the reversal of previous write-downs to net realizable value is required when there is a subsequent increase in the value of inventories.

(h)	Mineral properties, plant and equipment

Mineral properties, plant and equipment are stated at cost less accumulated depreciation and accumulated impairment losses. The cost of mineral properties, plant or equipment items consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Mineral properties include direct costs of acquiring properties (including option payments) and costs incurred directly in the development of properties once the technical feasibility and commercial viability has been established.

Endeavour Silver Corp.	Page - 10 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

Exploration and evaluation costs are those costs required to find a mineral property and determine commercial feasibility. These costs include costs to establish an initial mineral resource and determine whether inferred mineral resources can be upgraded to measured and indicated mineral resources and whether measured and indicated mineral resources can be converted to proven and probable reserves. Project costs related to exploration and evaluation activities are expensed as incurred until such time as the Company has defined mineral reserves. Thereafter, costs for the project are capitalized prospectively in mineral properties, plant and equipment. The Company also recognizes exploration and evaluation costs as assets when acquired as part of a business combination, or asset purchase, with these assets recognized at cost.

Capitalized exploration and evaluation costs for a project are classified as such until the project demonstrates technical feasibility and commercial viability. Upon demonstrating technical feasibility and commercial viability, and subject to an impairment analysis, capitalized exploration and evaluation costs are transferred to mineral property costs within mineral properties, plant and equipment. Technical feasibility and commercial viability generally coincide with the establishment of proven and probable reserves; however, this determination may be impacted by management’s assessment of certain modifying factors.

Where an item of plant and equipment comprises major components with different useful lives, the components are accounted for as separate items of plant and equipment and amortized separately over their useful lives.

Plant and equipment is recorded at cost and amortized using the straight-line method at rates varying from 5% to 30% annually. The accumulated costs of mineral properties that are developed to the stage of commercial production are amortized using the units of production method, based on proven and probable reserves (as defined by National Instrument 43-101).

The Company conducts an annual assessment of the residual balances, useful lives and depreciation methods being used for mineral properties, plant and equipment and any changes arising from the assessment are applied by the Company prospectively.

(i)	Impairment of Non-Current Assets

The Company’s tangible assets are reviewed for indications of impairment at each financial statement date. If an indicator of impairment exists, the asset’s recoverable amount is estimated. An impairment loss is recognized when the carrying amount of an asset, or its cash-generating unit, exceeds its recoverable amount. A cash-generating unit is the smallest identifiable group of assets that generates cash flows that are largely independent of the cash flows from other assets or groups of assets. Impairment losses are recognized in profit and loss for the period.

The recoverable amount is the greater of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is reversed if there is an indication that there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Management periodically reviews the carrying value of its exploration and evaluation assets with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, forecast future metal prices, forecast future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased mineral properties and the general likelihood that the Company will continue exploration. The Company does not set a pre- determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable mineral concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and their carrying values are recoverable.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination that the carrying value exceeds its fair value. The amounts recorded as mineral properties represent costs incurred to date and do not necessarily reflect present or future values.

Endeavour Silver Corp.	Page - 11 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

(j)	Provision for Reclamation and Rehabilitation

The Company recognizes provisions for statutory, contractual, constructive or legal obligations associated with the decommissioning and reclamation of mineral property, plant and equipment, when those obligations result from the acquisition, construction, development or normal operation of the assets. A liability is recognized at the time environmental disturbance occurs and the resulting costs are capitalized to the corresponding asset. The provision for reclamation and rehabilitation obligations is estimated using expected cash flows based on engineering and environmental reports prepared by third-party industry specialists and is discounted at a pre-tax rate specific to the liability. The capitalized amount is amortized on the same basis as the related asset.

In subsequent periods, the liability is adjusted for any changes in the amount or timing of the estimated future cash costs, changes in the discount or inflation rates and for the accretion of discounted underlying future cash flows. The unwinding of the effect of discounting the provision is recorded as a finance cost in profit or loss for the period.

(k)	Revenue recognition

The Company recognizes revenue from the sale of bullion and concentrates upon delivery when it is probable that the economic benefits associated with the transaction will flow to the Company, the risks and rewards of ownership are transferred to the customer, and the revenue can be reliably measured. Revenue from the sale of concentrates is based on prevailing market prices and estimated mineral content which is subject to adjustment upon final settlement based on metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales. Variations between the sales price recorded at the initial recognition date and the actual final sales price at the settlement date, caused by changes in market metal prices, results in an embedded derivative in the related trade accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs, with changes in fair value classified as a component of revenue. Revenue is recorded in the consolidated statement of comprehensive income, gross of treatment and refining costs paid to counterparties under the terms of the sales agreements.

(l)	Share-based payments

The Company has a share option plan which is described in Note 14(c). The Company records all share-based compensation for options using the fair value method with graded vesting. Under the fair value method, share-based payments are measured at the fair value of the consideration received or the fair value of the equity instruments issued or liabilities incurred, whichever is more reliably measurable, and are charged over the vesting period. The amount recognized as an expense is adjusted to reflect the actual number of share options for which the related service and vesting conditions are met. The offset is credited to contributed surplus. Consideration received on the exercise of stock options is recorded as share capital and the related contributed surplus is transferred to share capital. For those options that expire or are forfeited after vesting, the amount previously recorded in contributed surplus is transferred to deficit.

Share-based payment expense relating to cash-settled awards, including deferred share units, is accrued over the vesting period of the units based on the quoted market value of the Company’s common shares. As these awards will be settled in cash, the expense and liability are adjusted each reporting period for changes in the underlying share price.

(m)	Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and tax losses carried forward. Deferred tax assets and liabilities are measured using substantively enacted or enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the substantive enactment date. Deferred tax assets are recognized to the extent their recovery is considered probable based on their term to expiry and estimates of future taxable income.

(n)	Earnings per share

Basic earnings per share is computed by dividing the earnings (loss) available to common shareholders by the weighted average number of shares outstanding during the period. For all periods presented, loss available to common shareholders equals the reported loss. The Company uses the treasury stock method for calculating diluted earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the year.

Endeavour Silver Corp.	Page - 12 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

(o)	Business combinations

On a business combination, the acquisition method of accounting is used, whereby the purchase consideration is allocated to the identifiable assets, liabilities and contingent liabilities (identifiable net assets) on the basis of fair value at the date of acquisition. When the cost of acquisition exceeds the fair values attributable to the Company’s share of identifiable net assets, the difference is treated as purchased goodwill. If the fair value attributable to the Company’s share of the identifiable net assets exceeds the cost of acquisition, the difference is immediately recognized in the income statement. Incremental costs related to acquisitions are expensed as incurred.

Determination of the fair value of assets acquired and liabilities assumed and resulting goodwill, if any, requires that management make estimates based on the information provided by the acquiree. Changes to the provisional values of assets acquired and liabilities assumed, deferred income taxes and resulting goodwill, if any, will be adjusted when the final measurements are determined (within one year of the acquisition date).

When purchase consideration is contingent on future events, the initial cost of the acquisition recorded includes an estimate of the fair value of the contingent amounts expected to be payable in the future. When the fair value of contingent consideration as at the date of acquisition is finalized and before the end of the twelve month measurement period, the adjustment is allocated to the identifiable assets acquired and liabilities assumed. Changes to the estimated fair value of contingent consideration subsequent to the acquisition date are recorded in the consolidated statement of comprehensive income.

(p)	Accounting standards adopted during the year

IAS 17, Leases

Assets held by the Company under leases that transfer to the Company substantially all of the risks and rewards of ownership are classified as finance leases. The leased assets are recognized in the statement of financial position and measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Subsequent to initial recognition, the assets are accounted for in accordance with the accounting policy applicable to that asset (e.g. property, plant and equipment). Minimum lease payments made under finance leases are apportioned between finance costs and the reduction of the outstanding liability. The finance cost is allocated to each period during the lease term so as to produce a constant rate of interest on the remaining balance of the liability.

Assets held under other leases are classified as operating leases and are not recognized in the statement of financial position. Payments made under operating leases are recognized in the profit or loss as incurred over the term of the lease.

(q)	Changes in IFRS not yet adopted

IFRS 9 Financial Instruments (“IFRS 9”)

In November 2009, the IASB issued IFRS 9 as the first step in its project to replace IAS 39, Financial Instruments: Recognition and Measurement. On July 24, 2014 the IASB issued the complete IFRS 9. IFRS 9 retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on an entity’s business model and the contractual cash flows of the financial asset.

Classification is made at the time the financial asset is initially recognized, namely when the entity becomes a party to the contractual provisions of the instrument.

IFRS 9 amends some of the requirements of IFRS 7, Financial Instruments: Disclosures, including added disclosures about investments in equity instruments measured at fair value in other comprehensive income, and guidance on the measurement of financial liabilities and de-recognition of financial instruments. The mandatory effective date of IFRS 9 is for annual periods beginning on or after January 1, 2018 with early adoption permitted, and must be applied retrospectively with some exemptions permitted. The Company is currently assessing the impact of adopting IFRS 9 on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”)

On May 28, 2014, the IASB issued IFRS 15. The new standard is effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers and SIC 31 Revenue – Barter Transactions Involving Advertising Services.

Endeavour Silver Corp.	Page - 13 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

The standard contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much and when revenue is recognized. New estimates and judgmental thresholds have also been introduced, which may affect the amount and/or timing of revenue recognized.

The Company intends to adopt IFRS 15 in its consolidated financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IAS 1, Presentation of Financial Statements (“IAS 1”)
On December 18, 2014, the IASB issued amendments to IAS 1 as part of its major initiative to improve presentation and disclosure in financial reports. The amendments are effective for annual periods beginning on or after January 1, 2016 with early adoption permitted. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The Company does not anticipate this amendment to have a significant impact on its consolidated financial statements.

IFRS 16, Leases (“IFRS 16”)
On January 13, 2016 the International Accounting Standards Board published a new standard, IFRS 16, Leases, eliminating the current dual accounting model for lessees, which distinguishes between on-balance sheet finance leases and off-balance sheet operating leases. Under the new standard, a lease becomes an on-balance sheet liability that attracts interest, together with a new right-of-use asset. In addition, lessees will recognize a front-loaded pattern of expense for most leases, even when cash rentals are constant. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with earlier adoption permitted. The Company has not yet completed an assessment of the impact of this standard on its consolidated financial statements.

4.	CASH AND CASH EQUIVALENTS

Cash and cash equivalents of the Company are comprised of bank balances and highly liquid investments that are readily convertible to cash with an original maturity of 90 days or less at the date of purchase.

	December 31	December 31
	2015	2014
Bank balances	$20,413	$31,045
	$20,413	$31,045

5.	INVESTMENTS

	December 31	December 31
	2015	2014

Investment in marketable securities, at cost	$5,544	$5,544
Unrealized gain (loss) on marketable securities	(120)	(4,029)
Unrealized foreign exchange gain (loss)	(25)	(729)
Write down of marketable securities	(4,785)	-
	$614	$786

Marketable securities are classified as Level 1 in the fair value hierarchy (see Note 22) and as available-for-sale financial assets. The fair values of available-for-sale investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. Changes in fair value on available-for sale marketable securities are recognized in other comprehensive income or loss, unless there is objective evidence of impairment. As at September 30, 2015, the Company reviewed the value of its investments for objective evidence of impairment based on both quantitative and qualitative criteria. Accordingly, the Company has recorded a write down through the income statement of $4.8 million (2014 - $nil) on its marketable securities, which was reclassified from other comprehensive income (loss).

Endeavour Silver Corp.	Page - 14 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

6.	ACCOUNTS RECEIVABLE

		December 31	December 31
	Note	2015	2014

Trade receivables (1)		$1,704	$7,394
IVA receivables		16,506	11,369
Income taxes recoverable		5,676	529
Due from related parties	8	111	180
Other receivables		346	243
		$24,343	$19,715

(1)

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos and El Cubo mines. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 1 of the fair value hierarchy (see note 22).

7.	INVENTORIES

	December 31	December 31
	2015	2014

Warehouse inventory	$9,730	$9,147
Stockpile inventory (1)	3,808	4,113
Work in process inventory (2)	391	1,380
Finished goods inventory (3)(4)	3,421	6,964
	$17,350	$21,604

(1)

The Company has stockpiled 71,793 tonnes of mined ore as of December 31, 2015 (December 31, 2014 – 75,103 tonnes). The stockpile inventory balance at December 31, 2015 includes a write down to net realizable value of $154 for stockpile inventory held at the El Cubo mine. Of this amount $116 is comprised of cash costs and $38 relates to depreciation and depletion.

(2)

The work in process inventory balance at December 31, 2015 includes a write down to net realizable value of $80 for work in process inventory at the El Cubo mine. Of this amount $60, is comprised of cash costs and $20 relates to depreciation and depletion.

(3)

The Company held 194,496 silver ounces and 1,285 gold ounces as of December, 2015 (December 31, 2014 – 507,081 and 2,378, respectively). These ounces are carried at the lower of cost and net realizable value. As at December 31, 2015, the quoted market value of the silver ounces was $2,688 (December 31, 2014 - $8,098) and the quoted market value of the gold ounces was $1,364 (December 31, 2014 - $2,852).

(4)

The finished goods inventory balances at December 31, 2014 included a write down to net realizable value of $363 for finished goods inventory held by the El Cubo mine. Of this amount, $217 is comprised of cash costs and $146 relates to depreciation and depletion. The total write down for 2014 of $1,255 also includes previous write downs to net realizable value of $892 at quarter ends for finished goods inventory held by the El Cubo mine, which was subsequently sold in the third and fourth quarters. Of this amount, $582 is comprised of cash costs and $310 of depreciation and depletion. The carrying amount of this inventory, at net realizable value was $1,740 as at December 31, 2014.

Endeavour Silver Corp.	Page -15 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

8.	RELATED PARTY TRANSACTIONS

The Company shares common administrative services and office space with a company related by virtue of a common director and from time to time will incur third party costs on behalf of the related parties on a full cost recovery basis. The charges for these costs totaled $43 for the year ended December 31, 2015 (2014 - $89). The Company has a $111 net receivable related to these costs as of December 31, 2015 (December 31, 2014 – $180).

The Company was charged $151 for legal services for the year ended December 31, 2015 by a legal firm in which the Company’s corporate secretary is a partner (December 31, 2014 - $150). The Company has $12 payable to the legal firm as at December 31, 2015 (December 31, 2014 - $3).

Key management personnel

The key management of the Company comprises executive and non-executive directors, members of executive management and the Company’s corporate secretary. Compensation of key management personnel was as follows:

	Dec 31, 2015	Dec 31, 2014

Salaries and short-term employee benefits	$2,472	$2,868
Non-executive directors' fees	97	215
Share-based payments	2,776	3,167
	$5,345	$6,250

The amount disclosed for share-based payments is the expense for the year calculated in accordance with IFRS 2, Share-based payments. The fair value of a share-based payment award is recognized as an expense over the vesting period of the award. Therefore, the compensation expense in the current year comprises a portion of current year awards and those of preceding years that vested within the current year.

The share-based payments include the change in fair value of non-executive directors’ cash settled deferred share units over each reporting period and payments of deferred share units. During the year ended December 31, 2015, the Company granted 245,438 cash settled deferred share units with a market value of $487 at the date of grant (December 31, 2014 –82,689 cash settled deferred share units with a market value of $342). At December 31, 2015, there were 413,618 cash settled deferred share units outstanding with a market value of $590 (December 31, 2014 – 168,180 outstanding with a market value of $367), with the change in fair value recognized in the net earnings (loss).

Endeavour Silver Corp.	Page -16 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

9.	MINERAL PROPERTY, PLANT AND EQUIPMENT

Mineral property, plant and equipment comprise:

			Machinery &
			equipment and		Transport
	Mineral		assets under		& office
	property	Plant	finance lease	Building	equipment	Total
Cost
Balance at December 31, 2013	368,075	86,903	52,009	8,698	7,131	522,816
Additions	31,469	4,086	4,125	1,273	781	41,734
Write offs	(631)	-	-	-	-	(631)
Disposals	-	-	-	-	(70)	(70)

Balance at December 31, 2014	398,913	90,989	56,134	9,971	7,842	563,849

Additions	30,716	2,786	4,123	508	750	38,883
Disposals	-	-	-	-	(67)	(67)

Balance at December 31, 2015	$429,629	$93,775	$60,257	$10,479	$8,525	$602,665

Accumulated amortization and impairment
Balance at December 31, 2013	193,065	31,495	13,878	1,717	4,128	244,283
Amortization	39,885	5,893	5,820	769	1,539	53,906
Impairment	83,000	-	-	-	-	83,000
Disposals	-	-	-	-	(70)	(70)

Balance at December 31, 2014	315,950	37,388	19,698	2,486	5,597	381,119

Amortization	24,284	6,689	6,508	863	1,344	39,688
Impairment	71,100	39,800	17,000	5,600	500	134,000
Disposals	-	-	-	-	(67)	(67)

Balance at December 31, 2015	$411,334	$83,877	$43,206	$8,949	$7,374	$554,740

Net book value
At December 31, 2014	$82,963	$53,601	$36,436	$7,485	$2,245	$182,730
At December 31, 2015	$18,295	$9,898	$17,051	$1,530	$1,151	$47,925

As of December 31, 2015, other than the finance lease obligations (see Note 22 (b)), the Company has $nil committed to capital equipment purchases.

(a)	Guanacevi, Mexico

In June 2005, the Company acquired nine silver mining properties in the Guanacevi district, Durango, Mexico, from Industrias Peñoles S.A. de C.V. (“Peñoles”). Peñoles retained a 3% net proceeds royalty on future production after deduction of all shipping and smelting costs, including taxes and penalties, if any. In 2015, the Company paid $166 in royalties on these properties (2014 - $82).

These properties and subsequently acquired property concessions acquired by the Company in the Guanacevi district are maintained with nominal property tax payments to the Mexican government.

(b)	Bolañitos, Mexico

In 2007, the Company acquired the exploitation contracts and underlying assets to the Bolañitos silver-gold mines located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

These properties and subsequently acquired property concessions acquired by the Company in the Guanajuato district are maintained with nominal property tax payments to the Mexican government.

Endeavour Silver Corp.	Page - 17 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

(c)	El Cubo, Mexico

On July 13, 2012, the Company acquired the exploitation contracts and underlying assets relating to the El Cubo silver- gold mine located in the northern parts of the Guanajuato and La Luz silver districts in the state of Guanajuato, Mexico.

Under the terms of the acquired Las Torres lease, the Company was required to provide financial guarantees to the owner of the Las Torres Facility as security against any environmental damages. As at December 31, 2015, there was a $1,000 letter of credit provided by the Company as security to the owner of the Las Torres facility that expires on August 14, 2018.

The Company holds various property concessions in the Guanajuato District that it maintains with nominal property tax payments to the Mexican government.

(d)	Guadalupe Y Calvo, Mexico

On July 13, 2012, the Company acquired the Guadalupe Y Calvo exploration project in Chihuahua, Mexico.

In August 2014 the Company acquired the La Bufa exploration property, which is adjacent to the Company’s Guadalupe y Calvo exploration property in Chihuahua, Mexico for 85,587 common shares and a $19 cash advance. Total consideration paid amounted to $417, which has been capitalized to mineral properties. The property is subject to a 2% net smelter return (“NSR”) royalty on mineral production.

(e)	Terronera (formerly San Sebastian), Mexico

In February 2010, the Company acquired the option to purchase a 100% interest in the Terronera properties, located in Jalisco, Mexico by paying a total of $2,750 over three years. As of December 31, 2015, the Company has paid $2,750 and acquired a 100% interest in the Terronera properties. The Company is required to pay a 2% NSR royalty on any production from the Terronera properties.

(f)	Panuco, Mexico

In August 2011, the Company acquired the option to acquire a 51% interest in the Panuco exploration property, located in Durango, Mexico by paying a total of $145 over the first year of the agreement and completing $4,000 on exploration expenditures over four years. In August 2014, the Company decided to terminate the option agreement and wrote off $381 of deferred acquisition and land holding costs associated with this property.

(g)	El Inca, Chile

In October 2012, the Company acquired the option to purchase a 75% interest in the El Inca properties, located in Chile, by paying a total of $2,000 over four years, of which the Company paid $250 to date, and completing $5,000 on exploration expenditures over four years. The Company also must deliver a report of an estimate of resources and a pre-feasibility study report before the end 2016. The Company is required to pay a 3.5% NSR royalty, which may be reduced to a 2.5% NSR royalty by a payment of $1,000, on any production from the El Inca properties. In November 2014, the Company decided to terminate the option agreement and wrote off $250 of deferred acquisition and land holding costs associated with this property

(h)	Mineral property contingencies

The Company has also entered into other non-material option agreements on exploration properties in Mexico and Chile.

Management believes the Company has diligently investigated rights of ownership of all of the mineral properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

Endeavour Silver Corp.	Page - 18 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

10.	IMPAIRMENT OF NON-CURRENT ASSETS

The recoverable amounts of the Company’s CGUs, which include mining properties, plant and equipment are determined on an annual basis, if impairment indicators are identified. At December 31, 2015, the continued commodity price decline led the Company to determine that there were impairment indicators and to re-assess the recoverable amounts of its CGUs. The recoverable amounts are based on each CGUs future cash flows expected to be derived from the Company’s mining properties and represent each CGU’s value in use. The cash flows are determined based on the life-of-mine after tax cash flow forecast which incorporates management’s best estimates of future metal prices, production based on current estimates of recoverable reserves and resources, exploration potential, future operating costs and non-expansionary capital expenditures.

At December 31, 2015, the Company tested the recoverability of its operating assets, resulting in a detailed review of the Company’s three operating mines. The Company estimated future operating and capital costs, factored in analysts’ consensus pricing for the first three years of its economic model (Silver: 2016 - $15.00/oz, 2017 - $16.78/oz, 2018 - $17.11/oz; Gold: 2016 - $1,125/oz, 2017 - $1,174/oz, 2018 - $1,192/oz) and used a long term silver price of $17.33 per ounce and a long term gold price of $1,201 per ounce and a risk adjusted project specific discount rate of 9.0%-9.5% based on the CGUs weighted average cost of capital. Due to the sensitivity of the recoverable amounts to the various factors mentioned and specifically long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

At December 31, 2015 the carrying value related to the El Cubo CGU was $113,397, including an associated deferred income tax asset of $5,120 which was greater than its estimated recoverable amount of $4,200, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment at December 31, 2015, the Company recorded an impairment charge related to the El Cubo CGU of $104,300, plus valuation of the tax asset of $4,897 for a total impairment charge of $109,197 after tax.

At December 31, 2015 the net carrying value related to the Bolañitos CGU was $31,992, including an associated deferred income tax liability of $5,874 which was greater than its estimated recoverable amount of $6,900, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment at December 31, 2015, the Company recorded an impairment charge related to the Bolañitos CGU of $29,700, and an associated recovery of the deferred tax liability of $4,607 for a net after tax impact of 25,093.

In 2015, The Company reviewed the Guancevi CGU for value in use, which resulted in no significant change after the impairment charge in 2013. The Guanacevi carrying value was adjusted to value in use in 2013; any modest decrease in one key assumption in isolation causes the estimated recoverable amount to be less than or equal to the net carrying value of $26,500.

At December 31, 2014 a sustained decline in precious metal prices led the Company to re-assess the recoverable amounts of its CGUs.

At December 31, 2014, the Company tested the recoverability of its operating assets, resulting in a detailed review of the Company’s three operating mines. The Company estimated future operating and capital costs, factored in analysts’ consensus pricing for the first three years of its economic model (Silver: 2015 - $18.31/oz, 2016 - $18.72/oz, 2017 - $19.51/oz; Gold: 2015 - $1,253/oz, 2016 - $1,270/oz, 2017 - $1,271/oz) and then used a long term silver price of $19.59 per ounce and a long term gold price of $1,270 per ounce and a risk adjusted project specific discount rate of 9.0%-9.5% based on the CGUs weighted average cost of capital. Due to the sensitivity of the recoverable amounts to the various factors mentioned and specifically long term metal prices as well as unforeseen factors, any significant change in the key assumptions and inputs could result in additional impairment charges in future periods.

At December 31, 2014 the carrying value related to the El Cubo CGU was $191,565 and net of associated deferred income tax liabilities of $52,836 was greater than its estimated recoverable amount of $89,000, calculated on a discounted cash flow basis. The Company considers use of its internal discounted cash flow economic models as a proxy for the calculation of fair value in use. Based on the above assessment at December 31, 2014, the Company recorded an impairment charge related to the El Cubo CGU of $55,858, net of tax ($83,000 before tax).

Endeavour Silver Corp.	Page - 19 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

11.	REVOLVING CREDIT FACILITY

On July 24, 2012, the Company entered into a $75 million revolving credit facility (“the Facility”), reducing over three years, with Scotia Capital. The purpose of the Facility is for general corporate purposes and is principally secured by a pledge of the Company’s equity interests in its material operating subsidiaries, including Refinadora Plata Guanacevi SA de CV, Minas Bolañitos SA de CV and Compania Minera del Cubo SA de CV. The interest rate margin on the Facility ranges from 2.75% to 4.25% over LIBOR based on the Company’s net debt to EBITDA ratio, where EBITDA is adjusted for gains or losses on derivative liabilities and extraordinary items. The Company agreed to pay a commitment fee of between 0.69% and 1.05% on undrawn amounts under the facility based on the Company’s net debt to EBITDA ratio. The Facility is subject to various qualitative and quantitative covenants, including a debt to EBITDA leverage ratio, an interest service coverage ratio and a tangible net worth calculation. On July 24, 2013, as part of the Facility agreement, the capacity of the Facility was reduced to $50 million. During the year ended December 31, 2013, the Company extended the Facility until July 24, 2016, with a requirement to reduce the credit limit from $50 million to $25 million by July 24, 2015. At December 31, 2015, the Company had $22,000 outstanding on the Facility and recognized $872 of interest expense during the year in financing costs (December 31, 2014 - $1,343).

The Company has deferred commitment fees and legal costs of $937 which are being recognized over the life of the Facility. For the year ended December 31, 2015, $221 of the deferred commitment fees and legal costs were amortized (December 31, 2014 - $221).

	Facility Financial	Dec. 31,	Dec. 31,
Facility Financial Covenants	Requirements	2015	2014
Leverage Ratio	< 3.00:1	0.53	0.64
Interest Service Coverage Ratio	> 4.00:1	42	40
Tangible Net Worth	> 45,900	51,020	197,031

In March 2015, the Facility was amended requiring the Tangible Net Worth of the Company (as defined in the Facility) to be greater than 85% of “Equity” (as defined by the Facility) as at December 31, 2014, plus 50% of subsequent quarterly earnings.

Subsequent to year end, the Company entered into an amended and restated Facility with Scotia Capital, including an amended Tangible Net Worth covenant requiring the tangible net worth to be greater than 45,900, subject to final satisfaction of conditions precedent, to convert the remaining outstanding balance under the Facility into a two year term loan amortized quarterly and expiring December 31, 2017. The Company repaid $3 million on signing the amended and restated Facility agreement and will pay $2.5 million each quarter.

12.	FINANCE LEASE OBLIGATION

The Company has certain mining equipment under financial leases expiring in 2016. The leases carry a weighted average annual interest rate of 11.45%. Estimated lease payments are as follows:

	December 31	December 31
	2015	2014

2016	$1,238	$-
Minimum lease payments	1,238	-

Less: interest portion	58	-
Net minimum lease payments	$1,180	$-

The equipment under finance leases has been recognized in property and equipment at the present value of minimum lease payments. Interest charges on lease equipment during the year were approximately $56 (2014 - $Nil). Other than interest, no costs were incurred relating to the leases. The lease is secured by the assets under lease. At year end, the net book value of the equipment pledged as security for the finance leases is $1,544 (2014 - $Nil).

Endeavour Silver Corp.	Page - 20 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

13.	PROVISON FOR RECLAMATION AND REHABILITATION

The Company’s environmental permit requires that it reclaim certain land it disturbs during mining operations. Significant reclamation and closure activities include land rehabilitation, decommissioning of buildings and mine facilities, ongoing care and maintenance and other costs. Although the ultimate amount of the reclamation and rehabilitation costs to be incurred cannot be predicted with certainty, the total undiscounted amount of probability weighted estimated cash flows required to settle the Company’s estimated obligations is $2,148 for the Guanacevi mine operations, $1,775 for the Bolañitos mine operations and $4,076 for the El Cubo mine operations.

The timing of cash flows has been estimated based on the mine lives using current reserves and the present value of the probability weighted future cash flows assumes a risk free rate specific to the liability of 1.3% for Guanacevi and 1.0% for Bolañitos and El Cubo and an inflation rate of 2.0% for all three operations.

Changes to the reclamation and rehabilitation provision balance during the year are as follows:

	Guanacevi	Bolañitos	El Cubo	Total
Balance at December 31, 2013	$1,846	$1,040	$3,766	$6,652

Unwinding of discount for the year	16	3	20	39
Change in liability due to change in assumptions	(31)	(27)	(137)	(195)
Balance at December 31, 2014	$1,831	$1,016	$3,649	$6,496

Unwinding of discount for the year	21	12	73	106
Change in liability due to change in assumptions	179	710	271	1,160
Balance at December 31, 2015	$2,031	$1,738	$3,993	$7,762

14.	SHARE CAPITAL

(a)	Management of Capital

The Company considers the items included in the consolidated statement of changes in equity as capital. The Company’s objective when managing capital is to safeguard its ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, convertible debentures, asset acquisitions or return capital to shareholders. As at December 31, 2015, the Company is not subject to externally imposed capital requirements.

(b)	Public Offerings

In July 2014, the Company filed a short form base shelf prospectus (the “Base Shelf”) that qualifies for the distribution of up to CDN$ 200 million of common shares, warrants or units of the Company comprising any combination of common shares and warrants (“Securities”). The distribution of Securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, or at prices related to such prevailing market prices to be negotiated with purchasers and as set forth in an accompanying prospectus supplement, including transactions that are deemed to be “at-the-market” distributions. The Base Shelf allowed the Company to enter into an “At-The-Market” Facility (“ATM”) equity distribution agreement.

On November 25, 2015, the Company entered into an ATM equity facility with Cowen and Company, LLC, acting as sole agent. Under the terms of this ATM facility, the Company may, from time to time, sell common stock having an aggregate offering value of up to US$16.5 million on the New York Stock Exchange. The Company determines, at its sole discretion, the timing and number of shares to be sold under the ATM facility. During the year ended December 31, 2015, the Company had 799,569 common shares issued or issuable under the ATM facility at an average price of $1.43 per share for net proceeds of $1,111.

Subsequent to December 31, 2015, the Company issued an additional 3,616,043 shares under the ATM facility at an average price of $1.57 per share for net proceeds of $5,498.

Endeavour Silver Corp.	Page - 21 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

(c)	Purchase Options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s current stock option plan approved by the Company’s shareholders in fiscal 2009 and ratified in 2015, at exercise prices determined by reference to the market value on the date of grant. The stock option plan allows for, with approval by the Board, granting of options to its directors, officers, employees and consultants to acquire up to 7.5% of the issued and outstanding shares at any time.

The following table summarizes the status of the Company’s stock option plan and changes during the year:

Expressed in Canadian dollars	Year Ended		Year Ended
	December 31, 2015		December 31, 2014
	Number	Weighted average	Number	Weighted
	of shares	exercise price	of shares	average

Outstanding, beginning of year	4,846,950	$4.38	5,695,550	$5.26
Granted	2,427,500	$2.65	1,925,000	$4.67
Exercised	-	-	(951,000)	$2.90
Cancelled	(952,400)	$3.83	(1,822,600)	$8.19
Outstanding, end of year	6,322,050	$3.80	4,846,950	$4.38

Options exercisable at year end	4,488,550	$4.10	3,299,450	$4.32

The following tables summarize information about stock options outstanding at December 31, 2015:

	Expressed in Canadian dollars
	Options Outstanding			Options Exercisable
		Weighted
	Number	Average	Weighted	Number	Weighted
CAN $	Outstanding	Remaining	Average	Exercisable	Average
Price	as at	Contractual Life	Exercise	as at	Exercise
Intervals	December 31, 2015	(Number of Years)	Prices	December 31, 2015	Prices

$2.00 - $2.99	2,427,500	4.4	$2.65	971,000	$2.65
$4.00 - $4.99	3,772,300	2.9	$4.39	3,395,300	$4.36
$8.00 - $8.99	122,250	0.9	$8.34	122,250	$8.34
	6,322,050	3.4	$3.80	4,488,550	$4.10

During the year ended December 31, 2015, the Company recognized share based compensation expense of $2,885 (December 31, 2014 - $3,600) based on the fair value of the vested portion of options granted in the current and prior years.

The weighted average fair values of stock options granted and the assumptions used to calculate compensation expense have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

	Year Ended	Year Ended
	December 31, 2015	December 31, 2014
Weighted average fair value of options granted during the year	$1.04	$1.93
Risk-free interest rate	0.89%	1.31%
Expected dividend yield	0%	0%
Expected stock price volatility	63%	59%
Expected option life in years	3.86	3.84

Option pricing models require the input of highly subjective assumptions. The expected life of the options considered such factors as the average length of time similar option grants in the past have remained outstanding prior to exercise, expiry or cancellation and the vesting period of options granted. Volatility was estimated based on average daily volatility based on historical share price observations over the expected term of the option grant. Changes in the subjective input assumptions can materially affect the estimated fair value of the options. The Company amortizes the fair value of stock options on a graded basis over the respective vesting period of each tranche of stock options awarded. As at December 31, 2015, the unvested share option expense not yet recognized was $870 (December 31, 2014 - $1,205) which is expected to be recognized over the next 17 months.

Endeavour Silver Corp.	Page - 22 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

(d)	Share Appreciation Rights Plan

The Company’s share appreciation rights plan allows a participant the right (the “Right”), when entitled to exercise an option, to terminate such option in whole or in part by notice in writing to the Company and in lieu of receiving common shares pursuant to the exercise of the option, and receive instead, at no cost to the participant, that number of common shares, disregarding fractions, which, when multiplied by the market price on the day immediately prior to the exercise of the Right have a total value equal to the product of that number of common shares subject to the option times the difference between the market price on the day immediately prior to the exercise of the Right and the option exercise price. During fiscal 2015, nil options (2014 – nil) were cancelled for the exchange of share appreciation rights.

(e)	Performance Share Units Plan

The Company has a Performance Share Unit (“PSU”) plan whereby performance share units may be granted to employees of the Company. Once vested and performance conditions have been met, a PSU is redeemable into one common share entitling the holder to receive the common share for no additional consideration. The current maximum number of common shares authorized for issuance from treasury under the PSU plan is 1,000,000. No PSUs have been granted as of December 31, 2015.

(f)	Warrants

The following table summarizes the status of the Company’s share purchase warrants and changes during the years presented:

Exercise		Oustanding at				Oustanding at
Price	Expiry Dates	December 31, 2013	Issued	Exercised	Expired	December 31, 2014
CAN $
$1.90	February 25, 2014	475,000	-	(475,000)	-	-
$1.51	February 25, 2014	25,292	-	(25,292)	-	-
$1.90	February 26, 2014	322,207	-	(322,207)	-	-
$2.05	February 26, 2014	374,468	-	(374,468)	-	-
		1,196,967	-	(1,196,967)	-	-

The warrants with an expiry date of February 26, 2014, consisted of agent warrants issued for placing debentures and warrants issued on conversion of debentures, and were eligible to be exercised “cashless” in which event no payment of the exercise price was required and the holder received the number of shares based upon the intrinsic value of the warrants over the five day trading average share price of the Company prior to exercise. For the year ended December 31, 2014, 85,525 warrants were elected by the holders to be exercised “cashless” resulting in 44,463 shares being issued.

15.	DERIVATIVE LIABILITIES

Warrants

Equity offerings were completed in previous periods whereby warrants were issued with exercise prices denominated in Canadian dollars. As the warrants had an exercise price denominated in a currency which is different from the functional currency of the Company (US dollar), the warrants were treated as a financial liability. The Company’s share purchase warrants are classified and accounted for as a financial liability at fair value with changes in fair value recognized in net earnings. The warrant derivative liability is classified as level 2 in the fair value hierarchy (see note 22(a)). The Company uses the Black-Scholes Option Pricing Model to estimate the fair value of the Canadian dollar denominated warrants.

Balance at December 31, 2013	1,491

Exercise of warrants	(2,925)
Mark to market loss (gain)	1,434
Balance at December 31, 2014 and 2015	$-

Black-Scholes pricing models require the input of highly subjective assumptions. Volatility was estimated using an average daily volatility based on historical share price observations over the expected term of the option grant.

Endeavour Silver Corp.	Page - 23 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

16.	EXPLORATION

	Year ended
	December 31	December 31
	2015	2014

Depreciation and depletion	$81	$125
Share-based compensation	270	259
Salaries, wages and benefits	1,447	1,910
Direct exploration expenditures	4,529	10,254
	$6,327	$12,548

17.	GENERAL AND ADMINISTRATIVE

	Year ended
	December 31	December 31
	2015	2014

Depreciation and depletion	$240	$222
Share-based compensation	2,183	2,804
Salaries, wages and benefits	2,755	2,987
Direct general and administrative expenditures	2,543	3,679
	$7,721	$9,692

18.	FINANCE COSTS

	Year ended
	December 31	December 31
	2015	2014

Accretion on provision for reclamation and rehabilitation	$106	$39
Interest paid on finance leases	56	-
Revolving credit facility finance costs	1,206	1,343
	$1,368	$1,382

19.	SUPPLEMENTAL DISCLOSURE WITH RESPECT TO CASH FLOWS

	Year Ended
	December 31,	December 31,
	2015	2014

Net changes in non-cash working capital:
Accounts receivable	$(4,628)	$2,964
Inventories	2,652	647
Prepaid expenses	146	685
Due from related parties	-	68
Accounts payable and accrued liabilities	1,576	187
Income taxes payable	(2,337)	4,922
	$(2,591)	$9,473

Non-cash financing and investing activities:
Reclamation included in mineral property, plant and equipment	1,160	(195)
Fair value of exercised options allocated to share capital	-	1,462
Fair value of exercised agent warrants allocated to share capital	-	248
Fair value of equity issued on property acquisition	-	373
Fair value of capital assets acquired under finance leases	1,605	-

Other cash disbursements:
Income taxes paid	11,491	13,798
Special mining duty paid	3,245	-

Endeavour Silver Corp.	Page - 24 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

20.	SEGMENT DISCLOSURES

The Company’s operating segments are based on internal management reports that are reviewed by the Company’s executives (the chief operating decision makers) in assessing performance. The Company has three operating mining segments, Guanacevi, Bolañitos and El Cubo, which are located in Mexico as well as Exploration and Corporate segments. The Exploration segment consists of projects in the exploration and evaluation phases in Mexico and Chile.

	December 31, 2015
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$10,983	$149	$6,889	$1,004	$1,388	$20,413
Investments	614	-	-	-	-	614
Accounts receivables	920	578	2,865	5,785	14,195	24,343
Inventories	-	-	6,348	6,844	4,158	17,350
Prepaid expenses	1,734	261	324	34	157	2,510
Non-current deposits	-	56	583	143	73	855
Deferred income tax asset	-	-	-	-	223	223
Mineral property, plant and equipment	322	4,628	30,932	8,166	3,877	47,925
Total assets	$14,573	$5,672	$47,941	$21,976	$24,071	$114,233

Accounts payable and accrued liabilities	$4,776	$624	$3,498	$2,401	$7,650	$18,949
Finance lease obligation	-	-	$333	-	847	1,180
Income taxes payable	-	-	3,402	2,431	11	5,844
Revolving credit facility	22,000	-	-	-	-	22,000
Provision for reclamation and rehabilitation	-	-	2,031	1,737	3,994	7,762
Deferred income tax liability	-	-	6,356	1,267	-	7,623
Total liabilities	$26,776	$624	$15,620	$7,836	$12,502	$63,358

	December 31, 2014
	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total

Cash and cash equivalents	$9,932	$195	$14,316	$6,100	$502	$31,045
Investments	786	-	-	-	-	786
Accounts receivables	378	391	1,914	4,004	13,028	19,715
Inventories	-	-	10,802	5,652	5,150	21,604
Prepaid expenses	1,505	622	378	68	83	2,656
Non-current deposits	193	56	582	143	74	1,048
Deferred income tax asset	178	-	-	-	6,075	6,253
Mineral property, plant and equipment	269	4,237	29,212	40,448	108,564	182,730
Total assets	$13,241	$5,501	$57,204	$56,415	$133,476	$265,837

Accounts payable and accrued liabilities	$4,610	$1,683	$2,959	$2,552	$5,604	$17,408
Income taxes payable	306	-	1,321	6,502	52	8,181
Revolving credit facility	29,000	-	-	-	-	29,000
Provision for reclamation and rehabilitation	-	-	1,831	1,016	3,649	6,496
Deferred income tax liability	-	-	5,798	6,681	-	12,479
Total liabilities	$33,916	$1,683	$11,909	$16,751	$9,305	$73,564

Endeavour Silver Corp.	Page - 25 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

	Corporate	Exploration	Guanacevi	Bolanitos	El Cubo	Total
	Year ended December 31, 2015
Silver revenue	$-	$-	$59,338	$22,128	$33,827	$115,293
Gold revenue	-	-	9,397	27,022	31,844	68,263
Total revenue	$-	$-	$68,735	$49,150	$65,671	$183,556
Salaries, wages and benefits:
mining	$-	$-	$6,975	$5,582	$10,524	$23,081
processing	-	-	2,153	794	1,955	4,902
administrative	-	-	3,787	2,679	3,404	9,870
stock based compensation	-	-	144	144	144	432
change in inventory	-	-	866	(32)	381	1,215
Total salaries, wages and benefits	-	-	13,925	9,167	16,408	39,500
Direct costs:
mining	-	-	10,652	10,418	20,511	41,581
processing	-	-	9,969	9,956	14,310	34,235
administrative	-	-	2,601	1,988	3,215	7,804
change in inventory	-	-	1,936	(146)	362	2,152
Total direct production costs	-	-	25,158	22,216	38,398	85,772
Depreciation and depletion:
depreciation and depletion	-	-	8,131	9,615	21,369	39,115
change in inventory	-	-	420	(147)	890	1,163
Total depreciation and depletion	-	-	8,551	9,468	22,259	40,278
Royalties	-	-	515	220	297	1,032
Write down of inventory to NRV	-	-	-	-	234	234
Total cost of sales	$-	$-	$48,149	$41,071	$77,596	$166,816

Impairment on long lived assets	-	-	-	29,700	104,300	134,000

Earnings (loss) before taxes	$(18,327)	$(6,327)	$20,586	$(21,621)	$(116,225)	$(141,914)
Current income tax expense (recovery)	(428)	-	5,052	2,123	106	6,853
Deferred income tax expense (recovery)	178	-	558	(5,414)	5,852	1,174
Total income tax expense (recovery)	(250)	-	5,610	(3,291)	5,958	8,027
Net earnings (loss)	$(18,077)	$(6,327)	$14,976	$(18,330)	$(122,183)	$(149,941)

	Year ended December 31, 2014
Silver revenue	$-	$-	$59,898	$41,950	$20,839	$122,687
Gold revenue	-	-	8,336	44,513	21,392	74,241
Total revenue	$-	$-	$68,234	$86,463	$42,231	$196,928
Salaries, wages and benefits:
mining	$-	$-	$7,442	$5,820	$9,407	$22,669
processing	-	-	2,507	1,160	1,864	5,531
administrative	-	-	3,837	4,002	3,596	11,435
stock based compensation	-	-	179	179	179	537
change in inventory	-	-	(1,046)	144	(430)	(1,332)
Total salaries, wages and benefits	-	-	12,919	11,305	14,616	38,840
Direct costs:
mining	-	-	12,947	14,931	12,284	40,162
processing	-	-	12,759	17,593	9,499	39,851
administrative	-	-	2,957	2,405	3,797	9,159
change in inventory	-	-	(2,071)	620	(715)	(2,166)
Total direct production costs	-	-	26,592	35,549	24,865	87,006
Depreciation and depletion:
depreciation and depletion	-	-	5,749	27,047	21,766	54,562
change in inventory	-	-	(249)	218	(219)	(250)
Total depreciation and depletion	-	-	5,500	27,265	21,547	54,312
Royalties	-	-	425	521	200	1,146
Write down of inventory to NRV	-	-	-	-	1,255	1,255
Total cost of sales	$-	$-	$45,436	$74,640	$62,483	$182,559
Impairment on long lived assets	-	-	-	-	83,000	83,000
Earnings (loss) before taxes	$(14,664)	$(13,179)	$22,798	$11,823	$(103,252)	$(96,474)
Current income tax expense (recovery)	524	-	7,938	12,323	101	20,886
Deferred income tax expense (recovery)	(349)	-	3,707	(13,691)	(32,494)	(42,827)
Total income tax expense (recovery)	175	-	11,645	(1,368)	(32,393)	(21,941)
Net earnings (loss)	$(14,839)	$(13,179)	$11,153	$13,191	$(70,859)	$(74,533)

The Exploration segment included $490 of costs incurred in Chile for the year ended December 31, 2015 (2014 - $566).

Endeavour Silver Corp.	Page - 26 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

21.	INCOME TAXES

(a)	Tax Assessments

Minera Santa Cruz y Garibaldi SA de CV (“MSCG”), a subsidiary of the Company, received a MXN$238 million assessment on October 12, 2010 by Mexican fiscal authorities for failure to provide the appropriate support for certain expense deductions taken in MSCG’s 2006 tax return, failure to provide appropriate support for loans made to MSCG from affiliated companies, and deemed an unrecorded distribution of dividends to shareholders, among other individually immaterial items. MSCG immediately initiated a Nullity action and filed an administrative attachment to dispute the assessment.

In June 2015, the Superior Court ruled in favour of MSCG on a number of the matters under appeal; however, the Superior Court ruled against MSCG for failure to provide appropriate support for certain deductions taken in MSCG’s 2006 tax return. An assessment by the Tax Court was made, however the Tax Court did not follow the Superior Court directive as required by law. Therefore the Company filed another Nullity action for the Tax Court to follow the Superior Court directive during the year. The Company expects the Tax Court to make a final assessment based on the Superior Court directive in 2017. The Company estimates the impact of the Superior Court ruling will result in an additional tax expense of MXN 31.7 million (~USD $1.8 million) to MSCG for fiscal 2006 when the Tax Court rules on a final assessment. As of December 31, 2015, the Company estimates additional interest and penalties payable on overdue taxes by MSCG to be MXN 65.7 million (~USD $3.8million). If MSCG agrees to pay the tax assessment, or a lesser settled amount, it is eligible to apply for forgiveness of 100% of the penalties and 50% of the interest, with the latter amounting to MXN 22.6 million (~USD $1.3 million) on the MXN 31.7 million estimated tax assessment.

Included in the Company’s consolidated financial statements, are net assets of $240, including $42 in cash, of MSCG. Following the Tax Court’s rulings, MSCG will engage in discussions with the tax authorities with regards to the shortfall of assets within MSCG to settle its estimated tax liability. An alternative settlement option would be to transfer the shares and assets of MSCG to the tax authorities. As of September 30, 2015, the Company recognized an allowance for transferring the shares and assets of MSCG amounting to $240. The Company is currently assessing MSCG’s settlement options, however the Tax Court assessment must be received before any negotiation can be finalized or a decision is made.

(b)	Deferred Income Tax

	December 31,	December 31,
Mexico operations	2015	2014

Deferred income tax assets:
Tax loss carryforwards	$146	$28,911
Provision for reclamation and rehabilitation	1,858	1,964
Other	1,675	3,673
Deferred income tax liabilities:
Inventories	(1,753)	(3,415)
Mineral properties, plant and equipment	(6,524)	(35,197)
Other	(2,802)	(2,340)
Deferred income tax liabilities, net	$(7,400)	$(6,404)

As at December 31, 2015, the Company had available for deduction against future taxable income in Mexico non-capital losses of approximately $109,182 (2014 – $107,114). These losses, if unutilized, expire between 2017 to 2024.

	December 31,	December 31,
Canada operations	2015	2014

Deferred income tax assets:
Tax loss carryforwards	$-	$-
Mineral properties, plant and equipment	-	29
Financing costs	-	52
Other	-	97
Recognized deferred income tax assets, net	$-	$178

As at December 31, 2015, the Company had $5,354 non-capital losses in Canada (2014 – CAN $Nil), which expire in 2026, and capital losses of $7,350 (2013 – $6,462), which do not expire.

Endeavour Silver Corp.	Page - 27 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

When circumstances cause a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change will be reflected in current income.

(c)	Income Tax Expense

	December 31,	December 31,
	2015	2014

Current income tax expense (recovery):
Current income tax expense in respect of current year	$4,302	$15,884
Special mining duty	2,390	4,552
Adjustments recognized in the current year in relation to prior years	160	450
Deferred income tax expense (recovery):
Deferred tax expense recognized in the current year	8,453	(34,543)
Special mining duty	(7,301)	(6,419)
Adjustments recognized in the current year in relation to prior years	23	(1,865)
Total income tax expense	$8,027	$(21,941)

The reconciliation of the income tax provision computed at statutory tax rates to the reported income tax provision is as follows:

	December 31,	December 31,
	2015	2014

Canadian statutory tax rates	26.00%	26.00%

Income tax expense computed at Canadian statutory rates	$(36,898)	$(25,083)
Foreign tax rates different from statutory rate	(9,573)	(9,880)
Change in tax rates	-	-
Withholding taxes, net of tax credits	808	910
Mark-to-market accounting	-	335
Stock-based compensation	674	907
Foreign exchange	9,510	9,506
Inflationary adjustment	(384)	1,497
Other items	1,064	3,196
Adjustments recognized in the current year in relation to prior years	183	(430)
Current year losses not recognized	48,033	338
Special mining duty Mexican tax	(4,911)	(1,867)
Recognition of previously unrecognized losses	(479)	(1,370)
Income tax expense	$8,027	$(21,941)

Endeavour Silver Corp.	Page - 28 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

22.	FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

(a)	Financial Assets and Liabilities

As at December 31, 2015, the carrying and fair values of the Company’s financial instruments by category are as follows:

	Held for	Loans and	Available	Financial	Carrying	Fair
	trading	receivables	for sale	liabilities	value	value
	$	$	$	$	$	$

Financial assets:
Cash and cash equivalents	-	20,413	-	-	20,413	20,413
Investments	-	-	614	-	614	614
Accounts receivable	-	24,343	-	-	24,343	24,343
Total financial assets	-	44,756	614	-	45,370	45,370

Financial liabilities:
Accounts payable and accrued liabilities	-	-	-	18,949	18,949	18,949
Revolving credit facility	-	-	-	22,000	22,000	22,000
Total financial liabilities	-	-	-	40,949	40,949	40,949

Fair value hierarchy

IFRS 13, Fair Value Measurement, establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The fair values of financial assets and financial liabilities at December 31, 2015 are:

	Total	Level 1	Level 2	Level 3
	$	$	$	$

Financial assets:
Investments	614	614	-	-
Trade receivables	1,704	1,704	-	-
Total financial assets	2,318	2,318	-	-

The three levels of the fair value hierarchy established by IFRS 13 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical assets or liabilities.

Marketable securities are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the exchange that is the principal active market for the particular security. As a result, these financial assets have been included in Level 1 of the fair value hierarchy.

The Company determines the fair value of the embedded derivative related to its trade receivables based on the quoted closing price obtained from the silver and gold metal exchanges.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full contractual term.

The Company has no financial assets or liabilities included in Level 2 of the fair value hierarchy.

Level 3: Inputs for the financial asset or liability are not based on observable market data.

The Company has no financial assets or liabilities included in Level 3 of the fair value hierarchy.

Endeavour Silver Corp.	Page - 29 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

(b) Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management process. The types of risk exposure and the manner in which such exposures are managed is outlined as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, investments, and accounts receivable. Credit risk exposure on bank accounts and short term investments is limited through maintaining the Company’s balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value added tax (“IVA”) receivables are generated on the purchase of supplies and services to produce silver and gold, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders.

The carrying amount of financial assets represents the Company’s maximum credit exposure.

Below is an aged analysis of the Company’s receivables:

	Carrying	Gross	Carrying	Gross
	amount	impairment	amount	impairment
	December 31, 2015		December 31, 2014

Less than 1 month	$9,892	$-	$8,251	$-
1 to 3 months	4,350	-	4,529	-
4 to 6 months	3,870	-	1,222	-
Over 6 months	6,231	1,778	5,713	1,778
Total accounts receivable	$24,343	1,778	$19,715	$1,778

At December 31, 2015, 94% of the receivables that were outstanding greater than one month were comprised of IVA and tax receivables in Mexico (December 31, 2014 – 81%) and 4% of the receivables outstanding are pending finalizations of concentrate sales.

At December 31, 2015, an impairment loss of $1,597 relates to IVA receivable claims from prior years and $181 relates to an allowance on related party receivables from prior years (December 31, 2014 - $1,778).

Liquidity Risk

The Company ensures that there is sufficient capital in order to meet short term business requirements. The Company’s policy is to invest cash at floating rates of interest, while cash reserves are maintained in cash equivalents in order to maintain liquidity after taking into account the Company’s holdings of cash equivalents, money market investments, marketable securities, receivables and available borrowings under the Company’s revolving credit facility. The Company believes that these sources, operating cash flows and its policies will be sufficient to cover the likely short term cash requirements and commitments.

In the normal course of business, the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at December 31, 2015:

	Less than	1 to 3	4 to 5	Over 5
	1 year	years	years	years	Total
	$	$	$	$	$

Accounts payable and accrued liabilities	18,949	-	-	-	18,949
Finance lease obligation	1,180				1,180
Income taxes payable	5,844	-	-	-	5,844
Revolving credit facility	22,000	-	-	-	22,000
Provision for reclamation and rehabilitation	-	7,513	249		7,762
Capital expenditure commitments	-	-	-	-	-
Minimum rental and lease payments	208	121	-	-	329
Total contractual obligations	48,181	7,634	249	-	56,064

Endeavour Silver Corp.	Page - 30 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

Market Risk

Significant market related risks to which the Company is exposed consist of foreign currency risk, interest rate risk, commodity price risk and equity price risk.

Foreign Currency Risk – The Company’s operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company’s operating expenses are incurred in Mexican pesos and Canadian dollars, therefore the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact on the profitability of the Company and may also affect the value of the Company’s assets and the amount of shareholders’ equity. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

The U.S. dollar equivalents of financial assets and liabilities denominated in currencies other than the US dollar as at December 31 are as follows:

	December 31, 2015		December 31, 2014
	Canadian Dollar	Mexican Peso	Canadian Dollar	Mexican Peso

Financial assets	$1,777	$18,446	$2,029	$16,036
Financial liabilities	(1,416)	(14,368)	(1,525)	(17,267)
Net financial assets (liabilities)	$361	$4,078	$504	$(1,231)

Of the financial assets listed above, $224 (2014 – $282) represents cash and cash equivalents held in Canadian dollars and $882 (2014 - $2,614) represents cash held in Mexican Pesos. The remaining cash balance is held in U.S. dollars.

As at December 31, 2015, with other variables unchanged, a 5% strengthening of the US dollar against the Canadian dollar would decrease net earnings by $17 due to these financial assets and liabilities.

As at December 31, 2015, with other variables unchanged, a 5% strengthening of the US dollar against the Mexican peso would decrease net earnings by $194 due to these financial assets and liabilities.

Interest Rate Risk – In respect of financial assets, the Company’s policy is to invest cash at floating rates of interest and cash reserves are to be maintained in cash equivalents in order to maintain liquidity. Fluctuations in interest rates impact the value of cash equivalents. The Facility is subject to interest rate risk as amounts outstanding are subject to charges at a LIBOR-based rate (plus 2.75% to 4.25% depending on financial and operating measures) payable according to the quoted rate term. The interest rate charge for the year was 3.64%. As at December 31, 2015, with other variables unchanged, a 1% increase in the LIBOR rate would result in additional interest expense of $220.

Commodity Price Risk – Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company’s control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand due to speculative hedging activities and certain other factors. The Company has not engaged in any hedging activities, other than short term metal derivative transactions less than 90 days, to reduce its exposure to commodity price risk. Revenue from the sale of concentrates is based on prevailing market prices which is subject to adjustment upon final settlement. For each reporting period until final settlement, estimates of metal prices are used to record sales. At December 31, 2015 there are 629,226 ounces of silver and 9,274 ounces of gold which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at December 31, 2015, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue of $1.9 million.

Endeavour Silver Corp.	Page - 31 -

ENDEAVOUR SILVER CORP.
Notes to the Consolidated Financial Statements
Years ended December 31, 2015 and 2014
(expressed in thousands of US dollars, unless otherwise stated)

HEAD OFFICE	Suite #301, 700 West Pender Street
Vancouver, BC, Canada V6C 1G8
Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744
Website: www.edrsilver.com

DIRECTORS	Geoff Handley
Ricardo Campoy
Bradford Cooke
Rex McLennan
Kenneth Pickering
Mario Szotlender
Godfrey Walton

OFFICERS	Bradford Cooke - Chief Executive Officer
Godfrey Walton - President and Chief Operating Officer
Dan Dickson - Chief Financial Officer
Dave Howe - Vice-President, Country Manager
Luis Castro - Vice-President, Exploration
Terrence Chandler - Vice-President, Corporate Development
Bernard Poznanski - Corporate Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, V6C 3B9

AUDITORS	KPMG LLP
777 Dunsmuir Street
Vancouver, BC, V7Y 1K3

SOLICITORS	Koffman Kalef LLP
19th Floor – 885 West Georgia Street
Vancouver, BC, V6C 3H4

SHARES LISTED	Toronto Stock Exchange
Trading Symbol - EDR

New York Stock Exchange
Trading Symbol – EXK

Endeavour Silver Corp.	Page - 32 -